# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANTRONIX INC, CIK 0001114925
CUSIP: 516548203
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 48 DISCOVERY, SUITE 250, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 01/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002099608

## Reporting persons
- TL Stiftung: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For Item 11: Percentage calculated based on 39,358,610 shares of Common Stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025.
- Michael Heiss: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For Items 5, 7 and 11: Mr. Heiss previously had sole voting and dispositive control over the shares of the Issuer's common stock held by TL Stiftung through his authority as Chairman of TL Stiftung, as exercised in accordance with the Articles of Incorporation of TL Stiftung. Percentage calculated based on 39,358,610 shares of Common Stock, par value $0.0001 per share, outstanding as of November 1, 2025, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025.

## Item 1. Issuer
Name of issuer: LANTRONIX INC
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California 92618

## Item 2. Person Filing
Name of person filing: The Statement is filed by TL Stiftung, a charitable foundation formed under the laws of Germany ("TL Stiftung") and Michael Heiss, as Chairman of TL Stiftung.
Address of principal business office or, if none, residence: Address of principal business office, or, if none residence: The principal office of each of TL Stiftung and Mr. Heiss is Biesingerstr 27 D-72070 Tuebingen, Germany.
Citizenship: Stiftung is a charitable foundation formed under the laws of Germany and Michael Heiss is a citizen of Germany.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on each of the cover pages of this Statement is hereby incorporated by reference herein.
Percent of class: The information contained on each of the cover pages of this Statement is hereby incorporated by reference herein.
Sole power to vote or to direct the vote: The information contained on each of the cover pages of this Statement is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information contained on each of the cover pages of this Statement is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information contained on each of the cover pages of this Statement is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information contained on each of the cover pages of this Statement is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TL Stiftung: /s/ Michael Heiss, Michael Heiss - Chairman (02/05/2026)
- Michael Heiss: /s/ Michael Heiss, Michael Heiss - Chairman (02/05/2026)